UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2021

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 30, 2021, Genius Sports Limited (the “Company”) announced that several members of the Company’s board of directors have purchased ordinary shares of the Company. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: November 30, 2021	By: /s/ Mark Locke
Name: Mark Locke
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated November 30, 2021

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